JOINT FILING AGREEMENT

Pursuant to Rule13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of the undersigned.

Date: March 14, 2025

AMR ASSOCIATES, L.P.

By: 2012 Clara R. Williams Trust U/A/D June 22, 2012,
    General Partner

By: /s/ Clara T. Rankin Williams
    Clara T. Rankin Williams
    Trustee

REPORTING PERSONS

By: /s/ Clara T. Rankin Williams
    Clara T. Rankin Williams on behalf of herself and as:

Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for CRW 2020 GST Trust for Margo J.V. Williams*
Attorney-in-Fact for CRW 2020 GST Trust for Helen C. Williams*
Attorney-in-Fact for HRB 2020 GST Trust for Clara R. Butler*
Attorney-in-Fact for HRB 2020 GST Trust for Griffin B. Butler*
Attorney-in-Fact for Alfred M. Rankin, Jr.**

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*   The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 30 of the Schedule 13D filed on behalf of the Reporting Persons.
** The power of attorney authorizing the above named individual to act on behalf of the foregoing Reporting Person is included in Exhibit 40 of the Schedule 13D filed on behalf of the Reporting Person.